Exhibit 99.1

BLUE HILL DRILL RESULTS DEFINE
THICK ZONE OF COPPER OXIDE MINERALIZATION

Vancouver, B.C., July 28, 2011 – Entrée Gold Inc. (TSX:ETG; NYSE AMEX:EGI; Frankfurt:EKA - "Entrée" or the "Company") has received assay results from additional drilling completed on the Blue Hill shallow copper oxide target in the Yerington district of Nevada.  Blue Hill is located approximately three kilometres west-northwest of the Company’s main project in Nevada, the Ann Mason copper-molybdenum deposit.  Ann Mason hosts a NI 43-101 compliant inferred resource of more than 7 billion pounds of copper.

Assay results received from recent drilling on the Blue Hill target (see table below) have defined a thick zone of shallow copper oxide mineralization over an area of 650 by 500 metres to an average depth of 185 metres below surface.  The oxide mineralization at least partly overlies a zone of porphyry-style sulphide copper mineralization which was intersected at the bottom of several of the drill holes.

Entrée's President & CEO, Greg Crowe, commented, "Blue Hill appears to represent another centre of porphyry-style copper mineralization in the prolific Yerington camp, in this case with the bonus of a thick, near-surface cap of oxide copper mineralization overlying the deeper copper sulphides.  We will be looking to advance Blue Hill while continuing with our current larger program at Ann Mason."

Discussion of Results

An additional ten reverse circulation (“RC”) holes totalling 1,901 metres and four diamond drill holes totalling 1,622 metres have been completed on the Blue Hill oxide target since February 2011.  The main body of copper oxide mineralization as now defined extends from surface to an average depth of 185 metres and over a circular area of 650 by 500 metres.  Copper oxide minerals occur with abundant iron oxides within granitic host rocks and as minor chalcocite within mixed oxide/sulphide mineralization.  Oxide copper mineralization has now been shown to extend southeast for an additional 150 metres beneath the shallow-dipping Blue Hill Fault in an area that has some of the highest oxide copper grades encountered to date. The zone of oxide mineralization remains open to the southeast and to the northwest.  Previous results from Blue Hill were reported in a news release dated November 17, 2010.

Copper sulphide mineralization at the bottom of many of the RC and diamond drill holes suggests the oxide copper zone overlies porphyry-style sulphide mineralization. The sulphide zone has been partly tested by previous drilling (e.g. PacMag hole BH08001, which returned 512 metres averaging 0.24% Cu) and by two recent deep core holes (EG-BH-11-019 and 021 – see map on www.entreegold.com) for which assay results are pending. Significant molybdenum mineralization (up to 21.3 metres of 0.014% Mo) was also intersected in previous drill holes EG-BH-10-005 and 009.

Additional RC and diamond drilling is planned at Blue Hill once all results have been received and compiled.

Table 1.  Significant drill intercepts at Blue Hill

DIAMOND HOLES	From (m)	To (m)	Width (m)	Cu (%)	Comment
EG-BH-11-015*	18.00	184.00	166.00	0.18	Oxide
	184.00	191.26	7.26	0.31	Sulphide
EG-BH-11-016*	18.00	198.00	180.00	0.18	Oxide
	198.00	214.28	16.28	0.13	Sulphide
EG-BH-11-017	8.00	144.00	136.00	0.16	Oxide
Including	8.00	78.00	70.00	0.21	Oxide
and	106.00	144.00	38.00	0.15	Oxide
EG-BH-11-018	4.00	108.00	104.00	0.17	Oxide
Including	4.00	82.00	78.00	0.19	Oxide
RC HOLES	From (m)	To (m)	Width (m)	Cu (%)	Comment
EG-BH-11-020	51.82	57.91	6.09	0.17	Oxide
EG-BH-11-022	45.72	67.06	21.34	0.26	Oxide
EG-BH-11-023	10.67	59.44	48.77	0.16	Oxide
	126.49	147.83	21.34	0.14	Oxide
EG-BH-11-024	105.16	128.02	22.86	0.16	Oxide
	199.65	205.74	6.09	0.17	Sulphide
EG-BH-11-025	134.11	138.69	4.58	0.17	Sulphide
EG-BH-11-026	67.06	152.4	85.34	0.21	Oxide
EG-BH-11-027*	68.58	179.83	111.25	0.23	Oxide
	179.83	188.98	9.15	0.24	Sulphide
EG-BH-11-028	Results Pending
EG-BH-11-029	57.91	179.83	121.92	0.19	Oxide
Including	57.91	117.35	59.44	0.27	Oxide
	179.83	207.27	27.44	0.23	Sulphide
EG-BH-11-030	54.86	198.12	143.26	0.21	Oxide
Including	54.86	135.64	80.78	0.25	Oxide
	201.17	240.79	39.62	0.18	Sulphide

*Drill hole ending in copper mineralization.

QUALITY ASSURANCE AND CONTROL

RC cuttings and split drill core samples were prepared and analyzed at ALS Minerals in Reno, Nevada and Vancouver, BC. Prepared standards, blanks and duplicates are inserted at the project site to monitor the quality control of the assay data. Drill intersections described in this news release are based on sample  lengths and may not reflect the true width of mineralization.

QUALIFIED PERSON

Robert Cann, P.Geo., Entrée’s Vice-President Exploration, a Qualified Person as defined by National Instrument 43-101 (“NI 43-101”), has reviewed the technical information contained in this release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of copper and gold prospects. The Company’s flagship Lookout Hill property in Mongolia completely surrounds the Oyu Tolgoi project of Oyu Tolgoi LLC, a subsidiary of Ivanhoe Mines and the Government of Mongolia. A portion of the Lookout Hill property is subject to a joint venture with Oyu Tolgoi LLC. The joint venture property hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit. Excellent exploration potential remains on the joint venture property for the discovery of additional mineralized zones.

In North America, the Company is exploring for porphyry-related copper systems in Nevada, Arizona and New Mexico. The primary asset is the Ann Mason property in Nevada, which hosts an inferred mineral resource of 810.4 million tonnes grading 0.40% copper at a 0.30% copper cut-off (7 billion pounds of contained copper) and considerable potential for additional targets.

The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits.  With a treasury of approximately C$15 million, the Company is well-funded for future activities. Rio Tinto and Ivanhoe Mines are major shareholders of Entrée, holding approximately 13% and 12% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager, Investor Relations
Entrée Gold Inc. Tel: 604-687-4777
Fax: 604-687-4770 Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the potential for discovery of additional mineralized zones in Mongolia, the potential for identification of new targets on the Ann Mason property, and plans for future exploration and/or development programs and budgets.  These forward-looking statements are made as of the date of this news release.  Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the prices of gold and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements.  In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors are described in the Company’s Annual Information Form for the financial year ended December 31, 2010, dated March 25, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.